DODGE & COX STOCK FUND

as of 6/30/07

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 6/30/07				Average Annual Total Returns - 6/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-1.53%	5.41%	7.22%	7.22%	19.72%	16.02%	14.80%	13.12%	13.79%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years.

Asset Allocation	6/30/2007
Stocks	97.6%
Fixed-Income Securities	0.0%
Cash Equivalents	2.4%

General Statistics	6/30/2007
Total Net Assets	$71,977,421,777
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-day SEC yield**	1.14%
Share Price	$162.09
Stocks	84
Fixed-Income Securities	0
Total Number of Securities	84
Number of Shareholder Accounts	217,820

Ten Largest Holdings (% of Fund) ***

Hewlett-Packard Co.	3.6%
Comcast Corp., Class A	3.5%
Wal-Mart Stores, Inc.	2.8%
Sony Corp. ADR (Japan)	2.7%
News Corp., Class A	2.7%
Chevron Corp.	2.7%
Motorola, Inc.	2.6%
Time Warner, Inc.	2.6%
Pfizer, Inc.	2.5%
Sanofi-Aventis ADR (France)	2.4%

Total	28.1%

Latest Distribution
$0.56 Income Dividend
Record Date 6/27/07, Ex-Dividend Date 6/28/07,
Reinvestment Date 6/28/07, Payable Date 06/29/07

Equity Characteristics	6/30/2007
P/E Ratio (forward 12 month)	14.4x
P/E Ratio (trailing 12 month)	15.9x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap (weighted average)	$84 billion
Market Cap (average)	$63 billion
Market Cap (median)	$31 billion
Market Cap. (>$10B)	95.3%
Market Cap. ($1-$10B)	4.7%
5 year EPS growth (historical)	17.7%
Beta (monthly returns, trailing 10 year)	0.76
U.S. $ denominated foreign stocks (% of Fund)	19.0%

Sector Diversification (% of Fund)
Consumer Discretionary	22.2%
Health Care	16.6%
Information Technology	15.4%
Financials	13.7%
Energy	10.4%
Industrials	7.6%
Materials	4.3%
Consumer Staples	4.1%
Telecommunication Services	2.9%
Utilities	0.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 6/30/07

Fund Performance*

Unannualized Total Returns - 6/30/07				Average Annual Total Returns - 6/30/07
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
0.06%	6.61%	11.96%	11.96%	28.85%	28.25%	26.28%	22.98%	17.29%
								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years

Asset Allocation	6/30/2007
Stocks	94.6%
Fixed-Income Securities	0.0%
Cash Equivalents	5.4%

General Statistics	6/30/2007
Total Net Assets	$46,359,746,229
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-day SEC Yield**	1.42%
Share Price	$48.88
Stocks	96
Fixed-Income Securities	0
Total Number of Securities	96
Number of Shareholder Accounts	360,792

Ten Largest Holdings (% of Fund) ***
Nokia Oyj (Finland)	2.6%
Sanofi-Aventis (France)	2.6%
HSBC Holdings PLC (United Kingdom)	2.5%
GlaxoSmithKline PLC ADR (United Kingdom)	2.5%
Novartis AG ADR (Switzerland)	2.2%
Hitachi, Ltd. (Japan)	2.1%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.1%
Total SA (France)	2.1%
Infineon Technologies AG (Germany)	2.0%
Royal Dutch Shell PLC ADR (United Kingdom)	2.0%

22.7%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	35.2%
Japan	19.6%
United Kingdom	16.0%
Latin America	7.1%
Pacific (excluding Japan)	6.6%
United States	5.4%
Africa	2.8%
Canada	1.1%
Middle East	0.8%

Emerging Markets (% of Fund)
Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Thailand, Turkey	16.7%

Number of Countries Represented in Fund	23

Characteristics	6/30/2007
P/E Ratio (forward 12 month)	14.2x
P/E Ratio (trailing 12 month)	16.4x
Price to Book Value (trailing 12 month)	2.2x
Market Cap. (weighted average)	$65 billion
Market Cap. (median)	$16 billion
Market Cap. (>$10B)	82.8%
Market Cap. ($1-$10B)	17.0%
Market Cap. ($0.25-$1B)	0.2%
Dividend Yield	2.1%
Beta (monthly returns, trailing 5 year)	1.13
U.S. $ denominated stocks (% of Fund)	28.9%

Sector Diversification (% of Fund)
Financials	22.5%
Consumer Discretionary	14.3%
Information Technology	12.1%
Energy	9.6%
Materials	9.5%
Industrials	8.5%
Health Care	8.1%
Consumer Staples	6.0%
Telecommunication Services	3.5%
Utilities	0.5%

Country Diversification (% of Fund)
Japan	19.6%
United Kingdom	16.0%
France	8.6%
Switzerland	7.5%
Germany	7.1%
United States	5.4%
Netherlands	4.7%
Mexico	4.2%
South Korea	4.0%
Brazil	2.9%
South Africa	2.8%
Finland	2.6%
Norway	1.9%
Sweden	1.8%
Canada	1.1%
Thailand	1.0%
Singapore	1.0%
Israel	0.8%
Turkey	0.8%
Australia	0.2%
Hong Kong	0.2%
Austria	0.2%
Indonesia	0.2%

Latest Distribution
$0.565 Income Dividend, $0.144 ST Cap. Gain, $0.471 LT Cap. Gain
Record Date 12/27/06, Ex-Dividend Date 12/28/06,
Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 6/30/07

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 6/30/07				Average Annual Total Returns - 6/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-1.12%	3.67%	5.36%	5.36%	15.24%	11.57%	11.78%	11.09%	11.85%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years, and by the Fixed-Income Investment Policy Committee, whose nine members’ average tenure is 17 years.

Asset Allocation	6/30/2007
Stocks	65.2%
Fixed-Income Securities	32.4%
Cash Equivalents	2.4%

General Statistics	6/30/2007
Total Net Assets	$29,312,449,006
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
30-day SEC yield**	2.42%
Share Price	$90.01
Stocks	84
Fixed-Income Securities	326
Total Number of Securities	410
Number of Shareholder Accounts	159,900

Ten Largest Equity Holdings (% of Fund) ***
Hewlett-Packard Co.	2.4%
Comcast Corp., Class A	2.4%
Wal-Mart Stores, Inc.	1.9%
Sony Corp. ADR (Japan)	1.8%
News Corp., Class A	1.8%
Chevron Corp.	1.8%
Motorola, Inc.	1.8%
Pfizer, Inc.	1.7%
Time Warner, Inc.	1.6%
McDonald’s Corp.	1.6%

Total	18.8%

Latest Distribution
$0.58 Income Dividend Record Date 6/27/07, Ex-Dividend Date 6/28/07, Reinvestment Date 6/28/07, Payable Date 6/29/07

Equity Portfolio Characteristics	6/30/2007
P/E Ratio (forward 12 month)	14.4x
P/E Ratio (trailing 12 month)	16.0x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap. (weighted average)	$83 billion
Market Cap. (average)	$63 billion
Market Cap. (median)	$31 billion
Market Cap. (>$10B)	95.0%
Market Cap. ($1-$10B)	5.0%
5 year EPS growth (historical)	17.7%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	12.4%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Consumer Discretionary	14.9%	22.9%
Health Care	11.1%	17.0%
Information Technology	10.4%	15.9%
Financials	9.2%	14.1%
Energy	6.9%	10.6%
Industrials	5.0%	7.7%
Materials	2.9%	4.4%
Consumer Staples	2.7%	4.1%
Telecommunication Services	1.9%	2.9%
Utilities	0.2%	0.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 6/30/07

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund) ***
U.S. Treasury Notes, 3.75%, 5/15/08	1.2%
U.S. Treasury Notes, 3.625%, 7/15/09	1.0%
Fannie Mae 30 Year, 6.00%, 4/1/35	0.8%
Fannie Mae 30 Year, 5.50%, 8/1/35	0.7%
U.S. Treasury Notes, 4.875%, 4/30/08	0.7%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.7%
U.S. Treasury Notes, 3.00%, 11/15/07	0.7%
U.S. Treasury Notes, 3.375%, 2/15/08	0.7%
GMAC, LLC, 6.875%, 9/15/11	0.7%
U.S. Treasury Notes, 3.125%, 9/15/08	0.6%

Total	7.8%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
Ford Motor Credit Co.	0.8%
GMAC, LLC	0.7%
Time Warner, Inc. (AOL Time Warner)	0.7%
General Electric Co.	0.7%
Wachovia Corp.	0.6%

Total	3.5%

Duration Diversification (% of fixed-income portfolio)	6/30/2007
Years
0-1	19.1%
1-2	12.5%
2-3	21.3%
3-4	16.2%
4-5	5.9%
5-6	6.8%
6-7	7.7%
7-8	2.1%
8-9	0.3%
9-10	0.6%
10 and over	7.5%

Maturity Diversification (% of fixed-income portfolio)	6/30/2007
Years
0-1	12.3%
1-2	4.4%
2-3	19.3%
3-4	11.8%
4-5	12.1%
5-6	11.3%
6-7	5.6%
7-8	6.0%
8-9	4.5%
9-10	2.7%
10-15	0.9%
15-20	1.4%
20-25	6.5%
25 and over	1.2%

Fixed-Income Portfolio Characteristics	6/30/2007
Yield to Maturity (weighted average)	5.91%
Coupon (weighted average)	5.65%
Effective Maturity (weighted average)	5.9 years
Effective Duration	3.6 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	0.4%

Quality Diversification (% of fixed-income portfolio)	6/30/2007
U.S. Treasury	16.7%
Government Agency	46.4%
Aaa	4.6%
Aa	5.9%
A	5.3%
Baa	11.8%
Ba	4.2%
B	3.2%
Caa	1.9%

Sector Diversification (% of fixed-income portfolio)	6/30/2007
U.S. Treasuries and Government Related	19.8%
Mortgage Backed Pass-Through Securities	40.2%
Collateralized Mortgage Obligations	3.1%
Asset-Backed	2.6%
Industrials	19.9%
Financials	11.6%
Transportation	2.8%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 6/30/07

Fund Performance*

Unannualized Total Returns - 6/30/07				Average Annual Total Returns - 6/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-0.39%	-0.24%	1.19%	1.19%	6.47%	4.13%	4.89%	6.35%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure is 20 years.

Asset Allocation	6/30/2007
Preferred Stocks	0.0%
Fixed-Income Securities	97.0%
Cash Equivalents	3.0%

General Statistics	6/30/2007
Total Net Assets	$14,340,709,711
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
30-day SEC yield**	5.39%
Share Price	$12.41
Stocks	0
Fixed-Income Securities	440
Total Number of Securities	440
Number of Shareholder Accounts	132,040

Ten Largest Holdings (% of Fund) ***
U.S. Treasury Notes, 3.00%, 11/15/07	3.3%
U.S. Treasury Notes, 3.625%, 7/15/09	3.3%
U.S. Treasury Notes, 3.25%, 1/15/09	2.7%
U.S. Treasury Notes, 3.125%, 10/15/08	2.2%
GMAC, LLC, 6.875%, 9/15/11	2.2%
Ford Motor Credit Co., 7.25%, 10/25/11	1.5%
AT&T Corp., 8.00%, 11/15/31	1.4%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.4%
U.S. Treasury Notes, 3.25%, 8/15/08	1.4%
Fannie Mae 30 Year, 6.00%, 4/1/35	1.3%

Total	20.7%

Five Largest Corporate Issuers (% of Fund) ***
Ford Motor Credit Co.	2.6%
GMAC, LLC	2.2%
Time Warner, Inc. (AOL Time Warner)	2.1%
HCA, Inc.	1.9%
Xerox Corp.	1.7%

Total	10.5%

Duration Diversification	6/30/2007
Years
0-1	12.1%
1-2	16.1%
2-3	19.1%
3-4	20.8%
4-5	4.2%
5-6	6.5%
6-7	9.5%
7-8	2.7%
8-9	0.2%
9-10	0.9%
10 and over	7.9%

Latest Distribution
$0.160 Income Dividend Record Date 6/27/07, Ex-Dividend Date 6/28/07, Reinvestment Date 6/28/07, Payable Date 6/29/07

Characteristics (cash included)	6/30/2007
Yield to Maturity (weighted average)	5.95%
Coupon (weighted average)	5.63%
Current Yield	5.63%
Effective Maturity (weighted average)	6.2 years
Effective Duration	3.9 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.6%

Sector Diversification	6/30/2007
Cash Equivalents	3.0%
U.S. Treasuries and Government Related	18.6%
Mortgage Backed Pass-Through Securities	42.3%
Collateralized Mortgage Obligations	2.4%
Asset-Backed	2.1%
Industrials	20.1%
Financials	8.5%
Transportation	3.0%

Quality Diversification	6/30/2007
U.S. Treasury	15.5%
Government Agency	47.7%
Aaa	2.4%
Aa	5.0%
A	5.3%
Baa	11.8%
Ba	4.2%
B	3.2%
Caa	1.9%
Cash Equivalents	3.0%

Maturity Diversification	6/30/2007
Years
0-1	9.2%
1-2	7.8%
2-3	14.6%
3-4	12.9%
4-5	14.0%
5-6	11.6%
6-7	3.8%
7-8	5.7%
8-9	6.0%
9-10	3.6%
10-15	1.4%
15-20	1.2%
20-25	6.4%
25 and over	1.8%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.